Exhibit 3.2

AMENDMENT

TO

SECOND AMENDED AND RESTATED BY-LAWS

OF

GAMESTOP CORP.

Article III, Section 2 of the Second Amended and Restated By-laws of GameStop Corp. is hereby amended and restated to read in its entirety as follows:

“SECTION 2. Terms and Vacancies. The authorized number of directors of the Corporation shall be fixed in accordance with the Certificate of Incorporation. At the annual meetings of stockholders held in 2014 and 2015, the directors standing for election shall be elected for a term expiring at the annual meetings of stockholders held in 2015 and 2016, respectively. Beginning with the annual meeting of stockholders held in 2016, the entire Board of Directors shall be elected annually at each annual meeting of stockholders, as provided in the Certificate of Incorporation. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.”